August 29, 2024

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Eranga Dias and Jay Ingram

RE:	TruGolf Holdings, Inc.
Info:	Registration Statement on Form S-1
Filed February 14, 2024
File No. 333-277068

Dear Eranga Dias and Jay Ingram:

Please find below our responses to the questions raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated March 1, 2024 (the “Comment Letter”) relating to Registration Statement on Form S-1, which was submitted to the Commission by TruGolf Holdings, Inc. (the “Company” or “we”) on February 14, 2024.

The Company’s responses are numbered to correspond to the Staff’s comments. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated.

We have also updated the Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”) which is submitted to the Commission simultaneously together with this letter.

Registration Statement on Form S-1 Filed February 14, 2024

Cover Page

1.	For each of the securities being registered for resale, disclose the price that the selling securityholders paid for such securities/units overlying such securities.

Response: We have revised the Registration Statement in accordance with the Staff’s comment. Please see the disclosure in cover page and page 64 of the Registration Statement for further information.

2.	Disclose the exercise prices of the warrants compared to the market price of the underlying security. If the warrants are out the money, please disclose the likelihood that warrant holders will not exercise their warrants. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

Response: We have revised the Registration Statement in accordance with the Staff’s comment. Please see the disclosure in cover page of the Registration Statement for further information.

Risks Related to Ownership of TruGolf’s Securities, page 29

3.	Include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the Class A common stock. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also, as applicable, disclose that even though the current trading price is at or significantly below the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.

Response: We have revised the Registration Statement in accordance with the Staff’s comment. Please see the disclosure in page 31 of the Registration Statement for further information.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 42

4.	Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company’s common stock. Your discussion should highlight the fact that Bright Vision Sponsor LLC, a beneficial owner of 18.8% of your outstanding shares, will be able to sell all of its shares for so long as the registration statement of which this prospectus forms a part is available for use.

Response: We have revised the Registration Statement in accordance with the Staff’s comment.

5.	In light of the number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the Class A common stock, expand your discussion of capital resources to address any changes in the company’s liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company’s ability to raise additional capital.

Response: We have revised the Registration Statement in accordance with the Staff’s comment..

General

6.	Revise your prospectus to disclose the price that each selling securityholder paid for the securities being registered for resale. Highlight any differences in the current trading price, the prices that the selling securityholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Also disclose the potential profit the selling securityholders will earn based on the current trading price. In addition, please include appropriate risk factor disclosure.

Response: We have revised the Registration Statement in accordance with the Staff’s comment. Please see the disclosure in the cover page and page 64 of the Registration Statement for further information.

7.	Please update to reflect the filing of the your quarterly financial statements for the quarter ended December 31, 2023.

Response: We have revised the Registration Statement in accordance with the Staff’s comment to include the financial statement for the quarter ended December 31, 2023.

Should you have any questions regarding the foregoing, please do not hesitate to contact our counsel Arthur Marcus at amarcus@srfc.law with any questions or comments regarding this correspondence. We would also welcome the opportunity to walk through the filing today with you to confirm that we have answered all of your questions to your satisfaction and that we can request effectiveness of the Registration Statement. Thank you.

Sincerely,

TruGolf Holdings, Inc.

By:	/s/ Christopher Jones
Christopher Jones
Chief Executive Officer